SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                               THE WET SEAL, INC.
 _______________________________________________________________________________
                                (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
 _______________________________________________________________________________
                         (Title of Class of Securities)

                                   961840105
 _______________________________________________________________________________
                                 (CUSIP Number)

                                  Isaac Dabah
                                GMM Capital LLC
                          950 Third Avenue, Suite 2805
                               New York, NY 10022
                           Facsimile: (212) 688-8268
_______________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                           Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                January 14, 2005
_______________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

--------- ----------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          GMM Capital LLC
          I.R.S. Identification No.: 72-6232404
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                           [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------- ------------------------------  ---------  ---------------------------
                                             7.      Sole Voting Power

Number of                                            0
Shares                                    ---------  ---------------------------
Beneficially                                 8.      Shared Voting Power
Owned by
Each                                                 3,802,466*
Reporting                                 ---------  ---------------------------
Person with
                                             9.      Sole Dispositive Power

                                                     0
                                          ---------  ---------------------------
                                             10.     Shared Dispositive Power

                                                     3,802,466*
--------- ------------------------------  ---------  ---------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          3,802,466*
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                           [ ]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          9.99%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------

* Includes 3,762,466 shares which are issuable upon the conversion of convertible notes and the exercise of warrants (see Item 4 herein) held by GMM Capital LLC.

--------- ----------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

          GMM Trust
          I.R.S. Identification No.: 72-6232404
--------- ----------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          OO
--------- ----------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)
                                                                           [ ]
--------- ----------------------------------------------------------------------
6.        Citizenship or Place of Organization

          New Jersey
--------- ------------------------------  ---------  ---------------------------
                                             7.      Sole Voting Power

Number of                                            0
Shares                                    ---------  ---------------------------
Beneficially                                 8.      Shared Voting Power
Owned by
Each                                                 3,802,466**
Reporting                                 ---------  ---------------------------
Person with                                  9.      Sole Dispositive Power

                                                     0
                                          ---------  ---------------------------
                                             10.     Shared Dispositive Power

                                                     3,802,466**
--------- ------------------------------  ---------  ---------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          3,802,466**
--------- ----------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
                                                                           [ ]
--------- ----------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          9.99%
--------- ----------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          OO
--------- ----------------------------------------------------------------------

** Includes 3,762,466 are issuable upon the conversion of convertible notes and the exercise of warrants (see Item 4 herein) held by GMM Capital LLC.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to the Class A common stock, par value $0.10 per share, of The Wet Seal, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Class A common stock of the Company. The Company's principal executive office is located at 26972 Burbank, Foothill Ranch, California 92610.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is being filed jointly on behalf of GMM Capital LLC ("GMM Capital"), a Delaware limited liability company, GMM Trust, a trust formed under the laws of the State of New Jersey ("GMM Trust", together GMM Capital, the "Reporting Persons"). GMM Trust is the sole member of GMM Capital.

          (b) The principal office of each of the Reporting Persons is located at 950 Third Avenue, Suite 2805, New York, NY 10022. The names, business addresses and present principal occupations or employment of the trustees of GMM Trust are set forth on the attached Schedule I, which is incorporated herein by reference.

         (c) The principal business of GMM Capital is to invest in and trade securities on behalf of the beneficiaries of GMM Trust. The principal business of GMM Trust is to invest in and trade securities on behalf of the beneficiaries of GMM Trust. The names and principal occupations or employment of the directors and executive officers of GMM Capital and the trustees of GMM Trust are set forth on the attached Schedule I, which is incorporated herein by reference.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on
Schedule I hereto has, during the last five years, been a party to any civil proceeding as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Except as noted on Schedule I, all directors and executive officers of GMM Capital and the trustees of GMM Trust are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, the Reporting Persons may, in the aggregate, be deemed to beneficially own 3,802,466 shares of Common Stock, 3,762,466 of such shares of Common Stock are issuable upon the conversion of the Convertible Notes (as defined below) and the exercise of the Company Warrants (as defined below) as described in Item 4 of this Statement.

         The Convertible Notes and Company Warrants (collectively, the "Purchased Securities") were acquired pursuant to the transactions more fully described in Item 4 of this Statement, which is incorporated herein by reference. The Purchased Securities were purchased by GMM Capital with capital provided by and on behalf of GMM Trust. The 40,000 shares of Common Stock currently owned by GMM Capital were purchased on the open market by GMM Capital on July 21, 2004 and August 9, 2004 for an aggregate purchase price of $123,620 using capital provided by and on behalf of GMM Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         GMM Capital purchased the Purchased Securities because the Reporting Persons believe that the Company represents an attractive investment. The Reporting Persons believe that the Company should focus on causing the growth of the Arden B. segment of the Company's business.

         On November 9, 2004, GMM Capital entered into a securities purchase agreement (the "Securities Purchase Agreement") with the Company and certain other investors (such other investors, collectively, the "Other Investors") pursuant to which GMM Capital agreed to purchase $7 million principal amount of secured convertible notes, two additional investment rights to purchase $1,732,500 and $1,041,250, respectively, of secured convertible notes, and four tranches of warrants exercisable collectively into 4,760,000 shares of Common Stock, for an aggregate purchase price of $14 million. In connection with execution of the Securities Purchase Agreement, the Company issued to GMM Capital a warrant exercisable for four years to purchase up to 402,500 shares of Common Stock at an exercise price of $1.75 per share (the "Original Warrant").

         On December 13, 2004, GMM Capital, the Other Investors and certain new investors (the "New Investors") (GMM Capital, collectively with the Other Investors and the New Investors, the "Investors") entered into an Amended and Restated Securities Purchase Agreement, dated as of December 13, 2004 (the "Amended and Restated Securities Purchase Agreement"), in the form filed as
Exhibit 1 hereto, pursuant to which GMM Capital remained obligated to purchase securities from the Company in the aggregate amount of $14 million. Additionally, pursuant to the terms of the Amended and Restated Securities Purchase Agreement, GMM Capital's additional investment right to purchase secured convertible notes was eliminated and GMM Capital agreed to acquire additional five year warrants which are exercisable to purchase shares of Common Stock.

         Concurrently with the execution, and pursuant to the terms, of the Amended and Restated Securities Purchase Agreement, GMM Capital delivered to the Company for cancellation the Original Warrant and received a new four year warrant (the "Series A Warrant"), which is exercisable initially into 287,500 shares of Common Stock at an exercise price of $1.75 per share.

         On January 14, 2005, the Investors and the Company entered into Amendment No. 1 to the Amended and Restated Securities Purchase Agreement filed as Exhibit 2 hereto (the "Amendment No. 1 to the Amended and Restated Securities Purchase Agreement") and the closing of the transactions contemplated by the Amended and Restated Securities Purchase Agreement, as amended by Amendment No. 1 to the Amended and Restated Securities Purchase Agreement occurred (the "Amended Transaction").

         Pursuant to the terms of the Amended Transaction, on January 14, 2005, the Company issued the following securities to GMM Capital for a gross purchase price of $14 million (in addition to the Series A Warrants issued on December 13, 2004):

         o    the following notes:

              o secured convertible seven year notes with a principal amount of $7 million, which bear interest at 3.76% per annum, payable in cash or in kind at the Company's option, which are convertible initially into 4,666,667 shares of Common Stock at an initial conversion price of $1.50 per share (the "Convertible Notes") issued pursuant to an indenture (the "Indenture"), by and among the Company and The Bank of New York, as trustee (the "Trustee"); and

         o    the following tranches of warrants:

              o (A) four year warrants with an exercise price of $2.25 per share (exercisable initially into 425,000 shares of Common Stock) (the "Series B Warrants");

              o (B) five year warrants with an exercise price of $2.50 per share (exercisable initially into 562,500 shares of Common Stock) (the "Series C Warrants"); and

              o (C) five year warrants with an exercise price of $2.75 per share (exercisable initially into 587,500 shares of Common Stock) (the "Series D Warrants" and collectively with the Series A Warrants, the Series B Warrants and the Series C Warrants (the "Company Warrants").

         Pursuant to the terms of the Convertible Notes and the Company Warrants, GMM Capital has the right to acquire initially up to 6,529,167 shares of Common Stock in the aggregate. The form of Convertible Note is filed as
Exhibit 3 and is incorporated herein by reference. The form of Indenture is filed as Exhibit 4 and is incorporated herein by reference. The forms of Company Warrants are filed as Exhibits 5, 6, 7 and 8, respectively and are incorporated herein by reference.

         The Convertible Notes are secured by a third lien on substantially all of the personal property of the Company and certain of its subsidiaries. The Convertible Notes and the liens securing the Convertible Notes are fully subordinated to the debt and liens in favor certain of the Company's lenders, pursuant to the Subordination Agreement (as defined below) and the Bridge Subordination Agreement (as defined below).

         The Convertible Notes and Company Warrants have full ratchet antidilution protection for any future stock issuances below their conversion or exercise price, as the case may be.

         GMM Capital is prohibited from converting the Convertible Notes or exercising the Company Warrants if after such conversion or exercise, GMM Capital would beneficially own more than 9.99% of the outstanding Common Stock of the Company (the "Conversion Cap"). Such determination of beneficial ownership is calculated by taking into account only that portion of such Convertible Notes and/or Company Warrants which GMM Capital seeks to convert, together with any shares of Common Stock held at such time by GMM Capital and its affiliates.

         The obligation of the Investors to consummate the Amended Transaction was subject to a number of conditions, including, without limitation, reduction in the size of the Company's board of directors from 11 directors to no more than 9 directors, the resignation of the Company's former chief executive officer, shareholder approval (including approval of the transaction and an amendment to the Company's Certificate of Incorporation to increase the authorized number of shares of Common Stock to accommodate the transaction) and the holders of a majority of the securities issued pursuant to the Amended Transaction being satisfied with the identity of one less than a majority of the members of the Company's board of directors. Furthermore, the Company agreed in the Amended and Restated Securities Purchase Agreement, as amended, to use its reasonable best efforts to enter into consulting agreements with Michael Gold and Tom Brosig (or his affiliate entity) and to engage a real estate and lease appraisal consultant to evaluate and make recommendations regarding lease terminations and modifications, in each case on terms satisfactory to the Company's Board of Directors and a majority in interest of the Investors.

         On November 9, 2004, the Company and certain of its subsidiaries and Wet Seal GC, Inc. entered into a Credit Agreement (the "Credit Agreement") with SAC Capital, as administrative and collateral agent, GMM Capital and certain of the Other Investors, as lenders (all such lenders, collectively, the "Bridge Lenders") pursuant to which the Bridge Lenders severally and not jointly made a secured term loan to the Company in the aggregate amount of $10 million bearing interest at a rate of 25% per annum (the "Bridge Facility"). A copy of the Credit Agreement is filed as Exhibit 9 and is incorporated herein by reference. GMM Capital's commitment pursuant to the Credit Agreement was $1,750,000. The Credit Agreement contains various affirmative and negative covenants, including reporting requirements of the Company to the Bridge Lenders, and specifies certain events of default. On December 13, 2004, SAC Capital assigned certain of its rights and obligations as a lender under the Credit Agreement to the New Investors pursuant to a series of assignment and acceptance agreements.

         On January 14, 2005, the Company, the Bridge Lenders and the New Investors entered into First Amendment to the Credit Agreement, which is filed as Exhibit 10 and is incorporated herein by reference (the "First Amendment to the Credit Agreement" and together with the Credit Agreement, the "Amended Credit Agreement"). Pursuant to the First Amendment to the Credit Agreement, the Bridge Facility has been amended (as amended, the "Amended Bridge Facility") as follows:

         o    GMM Capital's commitment was reduced to $1,250,000.

         o The maturity date of the Amended Bridge Facility has been extended until March 31, 2005 with automatic one month renewals, until a final maturity date of March 31, 2009, unless terminated by SAC Capital with ten days prior written notice.

         o The Company is required to make non-refundable additional interest payments of (a) during the period from February 1, 2005 through and including February 28, 2005, 1.45% per month, (b) during the period from March 1, 2005 though and including March 31, 2005, 0.7% per month, and (c) thereafter, 1.5% per month in each case on the outstanding principal amount (including capitalized interest), payable in advance on the first business day of each month until the Amended Bridge Facility has been paid off. These payments may be capitalized, increasing the outstanding amount of the Amended Bridge Facility.

         o The Amended Bridge Facility bears interest at a rate of 25% per annum until July 31, 2005 and 30% per annum thereafter, in each case in arrears. These payments may be capitalized, increasing the outstanding amount of the Amended Bridge Facility.

         o If in connection with any proposed amendment, waiver or consent requiring the consent of all lenders the consent of the required lenders, but not all lenders, is obtained, then SAC Capital has the right to buy out the non-consenting lenders at a price equal to the outstanding principal amount (including any capitalized amounts), all accrued, but unpaid, interest and any other amounts due on such date with respect to such non-consenting lender's loans under the Amended Bridge Facility.

           The Amended Credit Agreement also contains various affirmative and negative covenants and specified events of default. On November 9, 2004, SAC Capital, as collateral agent for the Bridge Lenders, the Company and certain of its subsidiaries and the Company's senior lenders entered into an Intercreditor and Lien Subordination Agreement (the "Intercreditor Agreement"), which is filed as Exhibit 11 and is incorporated herein by reference. The Intercreditor Agreement was amended on January 14, 2004 by the First Amendment to the Intercreditor Agreement, which is filed as Exhibit 12 and is incorporated herein by reference.

         On November 9, 2004, S.A.C. Capital Associates, LLC ("SAC Capital"), as collateral agent for GMM Capital and the Other Investors, the Company and the Company's senior lenders entered into a subordination agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever relating thereto in favor of GMM Capital or any of the Other Investors. As a condition to their consent to the Amended and Restated Securities Purchase Agreement, on January 14, 2005, the Company's senior lenders required that the Company, GMM Capital, the Trustee, the other Investors and the Company's senior lenders enter into an Amended and Restated Subordination Agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever relating thereto arising out of the Amended and Restated Securities Purchase Agreement, as amended, in favor of SAC Capital, the Trustee or any of the Investors, which is filed as Exhibit 13 and is incorporated herein by reference.

         On January 14, 2005, SAC Capital, in its capacity as agent for the Bridge Lenders and the New Investors (in their capacity as lenders under the Amended Bridge Facility), the Investors (each in their capacity as a holder of Convertible Notes), the Trustee and the Company entered into a Bridge Subordination Agreement, with respect to all fees, costs, payments, expenses, concurrent or subsequent notes or obligations of any form whatsoever relating thereto in favor of GMM Capital or any of the Investors (in their capacities as holders of Convertible Notes), which is filed as Exhibit 14 and is incorporated herein by reference (the "Bridge Subordination Agreement"). The Bridge Subordination Agreement confirms that no payment will be made by the Company to GMM or any of the Investors (in their capacities as holders of Convertible Notes) in respect of the Amended and Restated Securities Purchase Agreement, the Convertible Notes and the Indenture until the Company has paid in full the debt due pursuant to the Amended Bridge Facility.

         On November 9, 2004, the Company, GMM Capital and the Other Investors entered into a registration rights agreement. On December 13, 2004, in connection with the execution of the Amended and Restated Securities Purchase Agreement, the Company and the Investors entered into an Amended and Restated Registration Right Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company has agreed to provide certain registration rights with respect to the securities issued and to be issued under the Amended and Restated Securities Purchase Agreement, including the obligation of the Company to file with the SEC, as soon as practicable but in no event later than February 14, 2005, as the case may be, a Registration Statement on Form S-3 covering the resale of all such securities. A copy of the Registration Rights Agreement is filed as Exhibit 15 and is incorporated herein by reference.

         Other than as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate (and modify) plans or proposals with respect to any such matters. The Reporting Persons intend to continue to review and evaluate their investment in the Company. Depending on the price and availability of funds, subsequent developments affecting the Company, the Company's business, other investment and business opportunities available to the Reporting Persons and general stock market, economic and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or sell all or a part of their investment, or acquire additional shares of Common Stock or other securities of Company at any time, subject to the conditions and the ownership limitation set forth in the Convertible Notes and the Company Warrants. Any acquisition or disposition of shares of Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based upon information set forth in the Company's Report on Form 10-Q for the quarterly period ended on October 30, 2004, there were 34,660,657 shares of Common Stock outstanding as of October 30, 2004. As of January 24, 2005, and taking into account the Conversion Cap, the Reporting Persons may be deemed to have beneficial ownership of an aggregate of 3,802,466 shares of Common Stock, or 9.99% of the shares of outstanding Common Stock. 3,768,440 of such shares of Common Stock are issuable upon the conversion of Convertible Notes (as defined below) and the exercise of Company Warrants (as defined below) held by GMM Capital as described in Item 4 of this Statement.

         (b) The Reporting Persons share the power to vote or to direct to vote and the share the power to dispose or to direct the disposition of all of the 3,802,466 shares of Common Stock that may be deemed beneficially owned by them. As a result of its ownership of GMM Capital, GMM Trust may be deemed to control the power to vote or direct the disposition of such shares of Common Stock.

         (c) Except for the transactions described in Item 4 of this Statement, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible in to or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

         (d) No person (other than the Reporting Persons) is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock represented by the Purchased Securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 4 of this Statement, (i) on November 9, 2004, the GMM Capital entered into the Intercreditor Agreement, a copy of which is filed as Exhibit 11 hereto; (ii) on December 13, 2004, the Company and the Investors entered into the Amended and Restated Securities Purchase Agreement (which includes as exhibits, the forms of Convertible Notes and Company Warrants) and the Registration Rights Agreement, a copies of which are filed as Exhibits 1, 3, 5, 6, 7, 8 and 15 hereto, respectively; (iii) on December 13, 2004, the Company issued the Series A Warrants to GMM Capital and similar warrants to the other Investors; (iv) on January 14, 2005, the Company and the Investors entered into the Amendment No. 1 to the Amended and Restated Securities Purchase Agreement, the Indenture, the First Amendment to the Credit Agreement, the First Amendment to the Intercreditor Agreement, the Subordination Agreement and Bridge Subordination Agreement, copies of which are filed as Exhibits 2, 4, 10, 12, 13 and 14 hereto, respectively; and (v) on January 14, 2005, the Company issued to the GMM Capital the Convertible Notes and the Company Warrants and similar notes and warrants to the other Investors (other than the Series A Warrants previously issued).

         Except as otherwise set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached as Exhibit 16 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Amended and Restated Securities Purchase Agreement, dated December 13, 2004, by and among the Company and the Investors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 14, 2004)

         2. Amendment No. 1 to Amended and Restated Securities Purchase Agreement, dated January 14, 2004, by and among the Company and the Investors (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         3. Form of Convertible Note (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the SEC on January 21,
2005)

         4. Indenture, dated as of January 14, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         5. Form of Series A Warrant (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on December 14,
2004)

         6. Form of Series B Warrant (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on December 14,
2004)

         7. Form of Series C Warrant (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on December 14,
2004)

         8. Form of Series D Warrant (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the SEC on December 14,
2004)

         9. Credit Agreement, dated November 9, 2004, by and among the Company and the Bridge Lenders (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on November 9, 2004)

         10. First Amendment to Credit Agreement, dated as of January 14, 2005, by and among the Company, the Bridge Lenders and the New Investors (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         11. Intercreditor and Lien Subordination Agreement, dated as of November 9, 2004, by and among the Company, the Bridge Lenders and the Company's senior lenders (incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K, filed with the SEC on November 9, 2004)

         12. First Amendment to Intercreditor and Lien Subordination Agreement, dated as of January 14, 2005, by and among the Company, the Bridge Lenders, the New Investors and the Company's senior lenders (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         13. Amended and Restated Subordination Agreement, dated as of January 14, 2005, by and among the Investors and the Company's senior lenders (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         14. Bridge Subordination Agreement, dated as of January 14, 2005, by and among the Company, the Investors (in their capacity as Investors) and the Bridge Lenders and New Investors (in their capacity as lenders), (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         15. Amended and Restated Registration Rights Agreement, dated as of December 13, 2004, by and among the Company and the Investors (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on December 14, 2004)

         16. Joint Filing Agreement, dated as of January 24, 2005, by and between the Reporting Persons

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.



                                             GMM CAPITAL LLC


                                             By:   /s/ Isaac Dabah
                                                 ------------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Executive Director


                                             GMM TRUST


                                             By:   /s/ Isaac Dabah
                                                 ------------------------------
                                                 Name:  Isaac Dabah
                                                 Title: Trustee




Dated: January 24, 2005

                                                                     Schedule I


        OFFICERS AND DIRECTORS OF GMM CAPITAL AND TRUSTEES OF GMM TRUST

         The names, present principal occupations and business addresses of the officers and directors of GMM Capital and the trustees of GMM Trust are set forth below. Except as set forth below, such individual's business address is that of GMM Capital or GMM Trust, as applicable. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with GMM Capital or GMM Trust, as applicable.


------------------------------------------- ------------------------------- -------------------------------
Name                                        Principal Occupation            Business Address
------------------------------------------- ------------------------------- -------------------------------
Isaac Dabah, Executive Director of          Private investor                950 Third Avenue, Suite 2805
GMM Capital and Trustee of GMM Trust                                        New York, NY 10022
------------------------------------------- ------------------------------- -------------------------------
Ivette Dabah, Trustee of GMM Trust*         Private investor                950 Third Avenue, Suite 2805
                                                                            New York, NY 10022
------------------------------------------- ------------------------------- -------------------------------
Donald Hecht, Manager of GMM Capital and    Certified Public Accountant     950 Third Avenue, Suite 2805
Administrative Trustee of GMM Trust                                         New York, NY 10022
------------------------------------------- ------------------------------- -------------------------------
* Ivette Dabah is a citizen of Argentina.


                                 EXHIBIT INDEX

         1. Amended and Restated Securities Purchase Agreement, dated December 13, 2004, by and among the Company and the Investors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on December 14, 2004)

         2. Amendment No. 1 to Amended and Restated Securities Purchase Agreement, dated January 14, 2004, by and among the Company and the Investors (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         3. Form of Convertible Note (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K, filed with the SEC on January 21,
2005)

         4. Indenture, dated as of January 14, 2005, between the Company and the Trustee (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         5. Form of Series A Warrant (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on December 14,
2004)

         6. Form of Series B Warrant (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the SEC on December 14,
2004)

         7. Form of Series C Warrant (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on December 14,
2004)

         8. Form of Series D Warrant (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the SEC on December 14,
2004)

         9. Credit Agreement, dated November 9, 2004, by and among the Company and the Bridge Lenders (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on November 9, 2004)

         10. First Amendment to Credit Agreement, dated as of January 14, 2005, by and among the Company, the Bridge Lenders and the New Investors (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         11. Intercreditor and Lien Subordination Agreement, dated as of November 9, 2004, by and among the Company, the Bridge Lenders and the Company's senior lenders (incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K, filed with the SEC on November 9, 2004)

         12. First Amendment to Intercreditor and Lien Subordination Agreement, dated as of January 14, 2005, by and among the Company, the Bridge Lenders, the New Investors and the Company's senior lenders (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         13. Amended and Restated Subordination Agreement, dated as of January 14, 2005, by and among the Investors and the Company's senior lenders (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         14. Bridge Subordination Agreement, dated as of January 14, 2005, by and among the Company, the Investors (in their capacity as Investors) and the Bridge Lenders and New Investors (in their capacity as lenders), (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K, filed with the SEC on January 21, 2005)

         15. Amended and Restated Registration Rights Agreement, dated as of December 13, 2004, by and among the Company and the Investors (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the SEC on December 14, 2004)

         16. Joint Filing Agreement, dated as of January 24, 2005, by and between the Reporting Persons

                                                                     Exhibit 16


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of The Wet Seal, Inc, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of January, 2005.




GMM CAPITAL LLC


By:   /s/ Isaac Dabah
    ------------------------------
    Name:  Isaac Dabah
    Title: Executive Director


GMM TRUST


By:   /s/ Isaac Dabah
    ------------------------------
    Name:  Isaac Dabah
    Title: Trustee